# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HUB Cyber Security Ltd., CIK 0001905660
CUSIP: M6000J168
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 2 Kaplan St., Tel Aviv, Israel (L3), 6473403
Date of event which requires filing of this statement: 04/23/2025
Amends the filing with accession number 0001753926-24-000558
Filed by CIK 0001532798
Persons authorized to receive notices and communications: Thierry Valat De Cordova, 256 W. 38th Street, 15th Floor, New York, New York (NY), 10018, 212-785 4680

## Reporting persons
- Dominion Capital LLC (CIK 0001532798): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- DC Rainier SPV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dominion Capital Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mikhail Gurevich: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gennadiy Gurevich: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: HUB Cyber Security Ltd.
Address of issuer's principal executive offices: 2 Kaplan St., Tel Aviv, Israel (L3), 6473403
Comment: Each of the reporting persons (collectively, the "Reporting Persons") have elected to voluntarily file this Amendment No. 2 to Statement on Schedule 13D (this "Amendment No. 2") to amend and supplement (i) Amendment No. 1 to Statement on Schedule 13D, filed by the Reporting Persons with the U.S. Securities and Exchange Commission ("SEC") on April 11, 2024 ("Amendment No. 1"), and (ii) the Statement on Schedule 13D, filed by the Reporting Persons with the SEC on March 18, 2024 (collectively with Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. The Reporting Persons no longer own any securities of the Issuer and are voluntarily filing this Amendment No. 2 in order to publicly disclose the same and that they are not currently adverse to the Issuer.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 2 is being filed by (i) Dominion Capital LLC, a Connecticut limited liability company ("Dominion"), (ii) DC Rainier SPV LLC, a Delaware limited liability company ("DC Rainier"), (iii) Dominion Capital Holdings LLC, a Delaware limited liability company ("Dominion Holdings"), (iv) Mikhail Gurevich and (v) Gennadiy Gurevich.
Residence or business address: The principal business address of each of the Reporting Persons is 256 W. 38th Street, 15th Floor, New York, NY 10018.
Present principal occupation or employment: The principal business of DC Rainier is to make and hold investments in the Issuer. Dominion is the manager of DC Rainier. Dominion Holdings is the manager of Dominion. Mikhail Gurevich and Gennadiy Gurevich are each managing members of Dominion Holdings.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any managing member or other member of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons (or a controlling entity thereof) nor any managing member or other member of any of the Reporting Persons (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Mikhail Gurevich and Gennadiy Gurevich is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: None of the Reporting Persons owns any securities of the Issuer and therefore, the information contained in "Item 3. Source or Amount of Funds or Other Consideration" of the Schedule 13D with respect to securities of the Issuer previously owned by the Reporting Persons is not being amended by this Amendment No. 2.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in "Item 4. Purpose of Transaction" of the Schedule 13D is being supplemented by this Amendment No. 2 as set forth below:

On February 20, 2025, in satisfaction of the Issuer's obligations to Dominion as a result of the summary judgment awarded to Dominion by the Supreme Court of the State of New York on January 28, 2025 with respect to the claims by Dominion disclosed in the Schedule 13D, the Issuer and Dominion entered into a Forbearance and Settlement Agreement to settle such claims for $4.5 million (the "Settlement Agreement"), with $400,000 payable by February 21, 2025, $200,000 payable by March 3, 2025 and the remaining balance payable in ten monthly payments of $390,000 each, from March to December 2025. Pursuant to the Settlement Agreement, Dominion agreed that, upon receipt of the first installment payment, it will file a motion to stay the Israeli insolvency proceedings it had initiated, as disclosed in the Schedule 13D, and upon receipt of the second installment payment, it will file a motion to cancel such insolvency proceedings.

Pursuant to the Settlement Agreement, Claymore Capital Pty Ltd. ("Claymore") and Dominion entered into an Assignment Agreement on February 20, 2025 (the "Assignment Agreement"), pursuant to which Claymore agreed to make all such required payments on the Issuer's behalf. In February 2025, Dominion received the first installment payment and filed a motion to stay such insolvency proceedings, and in March 2025, Dominion received the second installment payment and filed a motion to cancel such insolvency proceedings.

As of the date of this Amendment No. 2, none of the Reporting Persons owns any securities of the Issuer, nor does any Reporting Person currently intend to purchase securities of the Issuer. Additionally, as of the date of this Amendment No. 2, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as described in this Item 4 above, the information contained in "Item 4. Purpose of Transaction" of the Schedule 13D is not being amended by this Amendment No. 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to rows 11 and 13 on the cover pages of this Amendment No. 2 for each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover pages of this Amendment No. 2 for each Reporting Person.
Transactions in the class effected during the past sixty days: Except as otherwise set forth in the Schedule 13D, no Reporting Person has, to the best of such Reporting Person's knowledge, engaged in any transaction with respect to the Ordinary Shares of the Issuer during the sixty days prior to the date of filing this Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: None of the Reporting Persons owns any securities of the Issuer as of the date of this Amendment No. 2. Except as disclosed in this Amendment No. 2 and the Schedule 13D, the information contained in Item 5(d) of the Schedule 13D is not being amended by this Amendment No. 2.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 04-01-2024

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Dominion and the Issuer are parties to the Settlement Agreement, and in connection with the settlement of the claims described in the Schedule 13D, Dominion and Claymore agreed to enter into the Assignment Agreement. Except as described in Item 4 and Item 6 of this Amendment No. 2, the information contained in "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is not being amended by this Amendment No. 2. The descriptions of the Settlement Agreement and the Assignment Agreement are each qualified in their entirety by reference to the full text of each such agreement, as applicable, which are filed as set forth in Item 7 of this Amendment No. 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.7 - Settlement Agreement, dated as of February 20, 2025, by and between the Issuer and Dominion.

Exhibit 99.8 - Assignment Agreement, dated as of February 20, 2025, by and between Claymore and Dominion.

Except as disclosed in this Item 7, the information contained in "Item 7. Material to be filed as Exhibits" of the Schedule 13D is not being amended by this Amendment No. 2.

## Signatures
- Dominion Capital LLC: /s/ Dominion Capital LLC, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital LLC (04/23/2025)
- DC Rainier SPV LLC: /s/ DC Rainier SPV LLC, Mikhail Gurevich, Managing Member of Dominion Capital Holdings LLC, Manager of Dominion Capital LLC, Manager of DC Rainier SPV LLC (04/23/2025)
- Dominion Capital Holdings LLC: /s/ Dominion Capital Holdings LLC, Mikhail Gurevich, Managing Member (04/23/2025)
- Mikhail Gurevich: /s/ Mikhail Gurevich, Mikhail Gurevich (04/23/2025)
- Gennadiy Gurevich: /s/ Gennadiy Gurevich, Gennadiy Gurevich (04/23/2025)